UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: September 11, 2013

___________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON OCTOBER 14, 2013

Notice is hereby given that a Special General Meeting of Shareholders of (the “Meeting”) of Camtek Ltd. (the “Company”) will be held on Monday, October 14, 2013 at 10:00 a.m. local time, at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, for the following purposes:

A)	To approve a compensation policy for our Office Holders; and

B)	To re-approve the employment and compensation structure of our Active Chairman of the Board of Directors; and

C)	To approve the grant of cash bonus and equity compensation for our Active Chairman of the Board of Directors for 2013; and

D)	To approve the grant of cash bonus and equity compensation for our Chief Executive Officer, for 2013.

Shareholders of record at the close of business on Monday, September 16, 2013, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the Meeting (whether in person or via proxy card). Such shareholder must provide the Company with an ownership certificate (as of the record date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s share registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at the Meeting, and so forth.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received at our registered office in Israel at least 24 hours prior to the time of the Meeting, unless otherwise determined by the Board of Directors.

By Order of the Board of Directors,
RAFI AMIT Active Chairman of the Board of Directors	ROY PORAT Chief Executive Officer
September 11, 2013

ii

____________________

PROXY STATEMENT
____________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the "Ordinary Shares"), of Camtek Ltd. (“we", “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of Shareholders (the "Special General Meeting" or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Monday, October 14, 2013 at 10:00 a.m. (Israel time), at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel.

PURPOSE OF THE SPECIAL GENERAL MEETING

It is proposed that at the Special General Meeting, resolutions be adopted as follows:  (A) to approve a compensation policy for our Office Holders; (B) to re-approve the employment and compensation structure of our Active Chairman of the Board of Directors; (C) to approve the grant of a cash bonus and equity compensation for our Active Chairman of the Board of Directors for 2013; and (D) to approve the grant of cash bonus and equity compensation for our Chief Executive Officer, for 2013;

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, September 16, 2013, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company at least twenty four (24) hours prior to the time fixed for the Meeting (unless otherwise determined by the Board of Directors), Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission ("SEC") on Form 6-K and with the Israeli Securities Authority.

QUOROM

The presence of two or more shareholders who hold in the aggregate at least 33 1/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half an hour from the time specified for the commencement of the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within one half hour of the time specified for the commencement of the Meeting, the Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the Special General Meeting. If a quorum is not present within one half hour from the time set for the commencement of the adjourned Meeting, the Meeting will take place regardless of whether a quorum is present.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 8, 2013, the number of Ordinary Shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding Ordinary Shares, and (ii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd. ("Priortech")	16,919,739	56.31%
Rafi Amit(2)	17,017,919	56.64%
Yotam Stern(3)	17,059,235	56.78%
Avigdor Willenz	1,862,678	6.19%
Office Holders as a group (12 persons)(4)	17,515,479	58.30%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of September 8,  2013, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Proxy Statement, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of September 8, 2013, is 228,392.

(2)
Mr. Amit directly owns 49,560 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 108,200 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Includes Messrs. Amit’s and Stern’s interest in Ordinary Shares beneficially owned by Priortech. Our office holders as a group directly own 367,348 of our Ordinary Shares (and 228,392 options which have vested or will vest within 60 days as of  September 8, 2013). Each of our Office Holders, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days of September 8, 2013) and have therefore not been listed separately.

ITEM A

APPROVAL OF A
COMPENSATION POLICY FOR THE COMPANY'S OFFICE HOLDERS

Background

On December 12, 2012, amendment no. 20 to the Companies Law 5759-1999 ("Amendment 20" and the "Companies Law", respectively) became effective. Amendment 20 revised the approval process of arrangements with "office holders" (i.e. a director, the chief executive officer, the chief financial officer and any officer or manager of a company who is directly subordinated to the chief executive officer, without regard to such person's title) as to their terms of office and employment, including compensation, equity awards, severance and any other benefit, the grant of an exemption from liability, insurance, undertaking to indemnify or indemnification (together: "Terms of Office and Employment").

General

Among its other provisions, Amendment 20 requires the board of directors of a public company, including a company whose shares are publicly-traded outside of Israel, to adopt a policy with respect to the Terms of Office and Employment of office holders, or the Compensation Policy, after considering the recommendation of the compensation committee. Amendment 20 further provides for the approval of the Compensation Policy by a company's shareholders with the "special majority" requirement set forth below. However, if the Compensation Policy is not approved by our shareholders, our compensation committee and our board of directors may override the shareholders' decision and nonetheless approve the policy, following further discussion of the matter and for detailed reasons.

The Compensation Policy must be reviewed from time to time by the board, and adjusted in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons, and must be re-approved in accordance with the above-mentioned approval process at least every three years.

The Compensation Policy must take into account, among other things, the advancement of the company's targets, its work plan and its policy with a long term perspective, providing proper incentives to the office holders, considering, among others, the risk management policy of the company, the size of the company and the nature of its operations, and – in connection with the Terms of Office and Employment that include variable components – the officer’s contribution to achieving corporate objectives and increasing profits, all with a long term view and in accordance with the position of the office holder.  In addition, Amendment 20 requires that a Compensation Policy include, among other things, certain provisions and the consideration of certain issues.

Our Executive & Directors Compensation Policy

Our board of directors approved, following the recommendation of the compensation committee, an Executive & Directors Compensation Policy, in accordance with the provisions and requirements of Amendment 20 (the “Policy”), a copy of which is attached to this Proxy Statement as Annex A.  The following is a brief overview of the Policy and is qualified by reference to the full text thereof:

●
Global Strategy Guidelines: Our success in fulfilling our long term vision and strategy is much reliant on the excellence of our people through all levels. Thus, we believe that recruiting, motivating and retaining high quality and experienced personnel is essential for us in order to achieve our goals.

●
Compensation instruments: Fixed components, which shall include, among others: base salary and benefits; Variable components, which may include: cash incentives and equity based compensation; Separation package; Directors & Officers (D&O) Insurance, indemnification; and other components, which may include, among others: change in control cash payment and relocation benefits.

●	Base salary and benefits: The Policy provides guidelines and criteria for determining base salary and benefits for office holders.
●
Cash incentives: The Policy provides for an annual Cash Incentive Plan which sets forth for each executive targets (the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment, once actual achievements are known pursuant to the guidelines and criteria, including caps, all as set forth in the Policy.

●
Equity based compensation: The Policy provides for the provision of equity based compensation in the form of stock options and/or other equity form, which may be awarded to office holders pursuant to the guidelines and criteria, including minimum vesting period, as set forth in the Policy.

●
"Clawback": The Policy provides that in the event of an accounting restatement, the Company shall be entitled to seek reimbursement from office holders of any payment made due to erroneous restated data that would not otherwise have been paid.

●	Separation Package: The Policy provides guidelines for determining separation packages for office holders, including caps thereon.
●	Indemnification and insurance: The Policy provides guidelines and criteria for providing directors and office holders with indemnification, insurance and exemption.
●	Directors: The Policy provides guidelines for providing compensation to our directors.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the Policy. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders, who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Policy, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the Policy, otherwise, your vote may not be counted. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the Executive & Directors Compensation Policy in the form attached as Annex A to the Proxy Statement dated September 11, 2013".

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM B

RE-APPROVAL OF THE EMPLOYMENT AND COMPENSATION STRUCTURE OF
THE COMPANY'S ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

In the 2010 Annual General Meeting of Shareholders it was resolved that Rafi Amit shall resign from his position as our Chief Executive Officer and be appointed as the Company's Active Chairman of the Board of Directors. It was further resolved that Mr. Amit will decrease his scope of work for the Company from 100% to 75% of his time.

In accordance with the decrease in Mr. Amit's scope of work for the Company, his annual salary was adjusted to $237,474 (excluding social benefits), his yearly bonus was adjusted to a maximum of $105,000, and all other benefits forming part of his total compensation were also adjusted accordingly. As Mr. Amit resides in Hong Kong, close to the Company's  primary markets in Asia and the Far East, he is entitled to receive benefits granted to employees of the Company, who relocated to Hong- Kong, such as flights, housing and health insurance. All other employment terms remained in effect in accordance with the previous employment agreement between Mr. Amit and the Company.

In the 2010 Annual General Meeting of Shareholders it was further resolved that Mr. Amit's responsibilities in his position as Active Chairman shall be set by the Company's Board of Directors but in general shall include responsibility over strategic planning, acquisitions and strategic ventures and alliances, as well as overall direction of the Asian activity of the Company.

As Mr. Amit may be deemed, together with a third party, to control the Company (as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech), in accordance with the Companies Law, his terms of employment must be approved by the Company's shareholders not less than every three years.

In accordance with the provisions of the Companies Law, our Compensation Committee and Board of Directors (with Mr. Amit and Mr. Stern not participating) resolved, in their separate resolutions respectively dated August 26, 2013 and September 3, 2013, to re-approve Mr. Amit's terms of employment and compensation, subject to shareholder approval. It is now proposed to re-approve Mr. Amit's terms of employment and compensation for a further period of three years, as of the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the adoption of the proposal. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the adoption of the proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the re-approval of Mr. Amit's terms of employment term, otherwise, your vote may not be counted.. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED: that the terms of employment and compensation structure of Rafi Amit, in his position as Camtek's Active Chairman of the Board of Directors, shall be re-approved for an additional period of three (3) years, all upon the terms described in Item B of the Proxy Statement, dated September 11, 2013".

The Board of Directors recommend a vote FOR the re-approval of Mr. Amit's employment terms. As both Mr. Amit and Mr. Stern are deemed to have a personal interest in the foregoing proposed resolution, they both refrained from making a recommendation with respect to such resolution.

ITEM C

APPROVAL OF GRANT OF CASH BONUS AND EQUITY COMPENSATION TO OUR
ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS FOR 2013

Pursuant to Amendment 20, arrangements regarding the compensation of our Active Chairman of the Board of Directors require approval of our shareholders.

Subject to the re-approval of Mr. Amit's employment terms and compensation structure, as detailed in Item B above, we now seek our shareholders' approval for the cash bonus plan and equity grant to our Active Chairman for 2013.

2013 Active Chairman Cash Bonus Plan:

Following the approval of our Compensation Committee, our Board of Directors resolved, subject to shareholders' approval, that the 2013 on-target cash bonus payment for our Active Chairman shall be equal to $105,000, being approximately 44% of his annual base salary ("On Target Bonus"), and be comprised of the following:

1.
Two financial measurable targets: (i) Company Non GAAP Net Profit, and (ii) Company sales, both targets to be determined based on the Company’s 2013 annual business targets, each having an equal weight of 40% of the On Target Bonus (together: the “Measurable Targets”); and

2.	Non-measurable targets comprised of personal performance criteria, which shall have a 20% weight of the On Target Bonus.

Following the end of the calendar year, the actual achievements of the Company for 2013 shall be measured against the Measurable Targets , and the average score of the results shall set the bonus as follows (the "Active Chairman Measurable Achievement"):

(i) Our Compensation Policy sets a threshold with respect to the Active Chairman Measurable Achievement; in the event that the Company's Non GAAP Net Profit shall be less than $2,000,000, no cash bonus shall be paid (the "Payment Threshold"). Accordingly, if the Payment Threshold is not reached, the Active Chairman will not be entitled to receive any cash bonus.

(ii) Achievement of 100% of the Active Chairman Measurable Achievement, will entitle 100% payment (i.e. the On Target Bonus).

(iii) In any event, the aggregate amount of the 2013 cash bonus for our Active Chairman will be capped at $125,000.

Equity Compensation:

In addition, the Compensation Committee and Board of Directors have approved that for 2013, the Active Chairman shall be granted an amount of 35,000 options to purchase Ordinary Shares. The terms of the options (including their vesting, and other terms) shall be in accordance with the Company's 2003 Share Option Plan. If approved by our shareholders, the options will be granted on the date of the resolution of the shareholders (the "Date of Grant"). The exercise price of the options shall be the fair market value as determined by the average closing price of the Company’s shares listed on the NASDAQ for the period equal to thirty (30) consecutive trading days immediately preceding the Date of Grant. The options shall vest over a total period of four years as follows: 50% of the options shall vest upon the completion of a full 24 (twenty-four) months of continuous service and remaining portion shall vest in 48 equal portions upon the lapse of each full additional month of continuous service thereafter, until all the options are vested, i.e. 100% of the grant will be vested after 4 years. As of September 8, 2013, the aggregated value of the options to be granted to our Active Chairman is equal to approximately $35,000 (compounded using Black-Scholes pricing equation based upon the average closing price of the Company’s shares listed on the NASDAQ for the period equal to thirty (30) consecutive trading days immediately preceding September 8, 2013).

Our Compensation Committee and Board of Directors believe that such grant of cash payments and equity to our Active Chairman are in the Company's best interests and are in line with the compensation philosophy and objectives as set forth in the Company's Compensation Policy. When reaching their conclusion, our Compensation Committee and Board of Directors considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by our Active Chairman, the compensation for comparably situated Active Chairmen of the Board of Directors, as applicable, and the estimation of the Active Chairman's expected contributions to the future growth and profitability of the Company. In addition, the Compensation Committee and the Board of Directors considered other factors prescribed by the Companies Law including each and every required and suggested element under Amendment 20 and our Compensation Policy, as described in Item A above.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to grant the 2013 cash bonus and equity compensation to our Active Chairman. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the grant of cash bonus and/or equity compensation, otherwise, your vote may not be counted. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the 2013 cash bonus to our Active Chairman as specified above, and to approve the grant, to our Active Chairman, of options to purchase 35,000 ordinary shares of the Company, all upon the terms described in Item Cof the Proxy Statement, dated September 11, 2013".

The Board of Directors recommends a vote FOR the approval of the proposed resolution. As both Mr. Amit and Mr. Stern are deemed to have a personal interest in the foregoing proposed resolution, referring to the cash bonus and equity compensation of Mr. Amit, they both refrained from making a recommendation with respect to such resolution.

ITEM D

APPROVAL OF GRANT OF CASH BONUS AND EQUITY COMPENSATION FOR
OUR CEO

Pursuant to Amendment 20, arrangements regarding the compensation of Roy Porat, our Chief Executive Officer ("CEO") require approval of our shareholders.

Under his existing employment agreement, Mr. Porat is entitled to a gross annual base salary of $233,333, excluding customary benefits which include, among others, managers' insurance, education fund, car expenses, long-term disability and life insurance, and a yearly bonus of up to $116,667. The yearly bonus is a performance based annual cash bonus which target is equal to 50% of Mr. Porat's annual base salary.

We now seek our shareholders' approval for the cash bonus plan to our CEO for 2013.

2013 CEO Cash Bonus Plan:

Following the approval of our Compensation Committee, our Board of Directors resolved, subject to shareholders' approval, that the 2013 on-target cash bonus payment for our CEO shall be equal to $116,667, being approximately 50% of his annual base salary ("On Target Bonus"), and be comprised of the following:

1.
Two financial measurable targets: (i) Company Non GAAP Net Profit, and (ii) Company  sales, both targets to be determined based on the Company’s 2013 annual business targets, each having an equal weight of 40% of the On Target Bonus (together the “Measurable Targets”); and

2.	Non-measurable targets comprised of personal performance criteria, which shall have a 20% weight of the On Target Bonus.

Following the end of the calendar year, the actual achievements of the Company for 2013 shall be measured against the Measurable Targets, and the average score of the results shall set the bonus as follows (the "CEO Measurable Achievements"):

(i) Our Compensation Policy sets a threshold with respect to the CEO Measurable Achievement; in the event that the Company's Non GAAP Net Profit shall be less than $2,000,000, no cash bonus shall be paid (the "Payment Threshold"). Accordingly, if the Payment Threshold is not reached, the CEO will not be entitled to receive any cash bonus.

(ii) Achievement of 100% of the CEO Measurable Achievements, will entitle 100% payment (i.e. the On Target Bonus).

(iii) In any event, the aggregate amount of the 2013 cash bonus for our CEO will be capped at an amount equal to 9 monthly base salaries.

Equity Compensation:

In addition, the Compensation Committee and Board of Directors have approved that for 2013, the CEO shall be granted an amount of 35,000 options to purchase Ordinary Shares. The terms of the options (including their vesting, and other terms) shall be in accordance with the Company's 2003 Share Option Plan. If approved by our shareholders, the options will be granted on the date of the resolution of the shareholders (the "Date of Grant"). The exercise price of the options shall be the fair market value as determined by the average closing price of the Company’s shares listed on the NASDAQ for the period equal to thirty (30) consecutive trading days immediately preceding the Date of Grant;. The options shall vest over a total period of four years as follows: 50% of the options shall vest upon the completion of a full 24 (twenty-four) months of continuous service and remaining portion shall vest in 48 equal portions upon the lapse of each full additional month of continuous service thereafter, until all the options are vested, i.e. 100% of the grant will be vested after 4 years. As of September 8, 2013, the aggregated value of the options to be granted to our CEO is equal to approximately $35,000 (compounded using Black-Scholes pricing equation based upon the average closing price of the Company’s shares listed on the NASDAQ for the period equal to thirty (30) consecutive trading days immediately preceding September 8, 2013).

Our Compensation Committee and Board of Directors believe that such grant of cash payments and equity compensation to our CEO are in the Company's best interests and are in line with the compensation philosophy and objectives as set forth in the Company's Compensation Policy. When reaching their conclusion, our Compensation Committee and Board of Directors considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by our CEO, the compensation for comparably situated Chief Executive Officers,  and the estimation of our CEO's expected contributions to the future growth and profitability of the Company. In addition, the Compensation Committee and the Board of Directors considered other factors prescribed by the Companies Law including each and every required and suggested element under Amendment 20 and our Compensation Policy, as described in Item A above.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to grant the 2013 cash bonus and equity compensation to our CEO. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of such proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the grant of cash bonus and/or equity grant, otherwise, your vote may not be counted. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the 2013 cash bonus to our CEO as specified above, and to approve the grant, to our CEO, of options to purchase 35,000 ordinary shares of the Company, all upon the terms described in Item D of the Proxy Statement, dated September 9, 2013".

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

By Order of the Board of Directors,
RAFI AMIT Active Chairman of the Board of Directors	ROY PORAT Chief Executive Officer
September 11, 2013

Annex A

Executives& Directors Compensation Policy

I.	Overview

1.	Definitions

Company	CAMTEK LTD.
Law	The Israeli Companies Law, 5759-1999, and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds adifferent title, and any other excutive  subordinate to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, anundertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements. [In the event that the equity grant shall not be on a yearly basis, the term Equity Value shall reflect the portion of the grant in each year (i.e the total equity grant value, divided by the number of years for between grants).

Total Compesation	The Total Cash Compensation and Equity Value.

2.	Policy Global Guidelines

2.1.
Our Company provides automated solutions dedicated for enhancing production processes and yield in semiconductor fabrication and packaging and printed circuit board and IC substrates industries. Our Company's innovations have made it a technological leader in dozens of countries around the world.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its human resources through all levels. Thus, we believe that the company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.

The Policy is intended to align between the importance of incentivizing Office Holders to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives.

2.5.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.7.	The Policy is guided by the principles set forth by Amendment 20 and the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.5.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

1.
When examining and approving the Executives' Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors, and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the compensation (including all components thereof) of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 companies similar in parameters such as, among others, revenue, market cap, field of operation, annual income, number of employees, country of operation etc'. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control, relocation benefits, leave of absence, etc.

3.
Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation,  all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, business unit and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, business unit and individual's objectives • Market competitiveness in attracting Executives.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive as may be required from time to time, but at least once every three years.

Fixed compensation

5.	Base Salary:

5.1.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.2.
The Company shall determine the Company's comparative peer groups as set forth above, such that the base salary of each Executive shall be determined, among others, based on a comparison to such benchmark.

5.3.
Our Compensation Committee and Board of Directors may determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.4.
The annual base salary for each Executive shall be determined by our Compensation Committee and Board of Directors, but in no event shall exceed: (i) with respect to the CEO- USD 250,000; and (ii) with respect to other Executives- USD 220,000.

5.5.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 70 % of such Executive's Total Compensation.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Benefits which may be offered as part of the general employee benefits package (such as, in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance)1 - fully covered by the company including any tax gross up) communication & media, Israeli education fund, etc.) in accordance with the local practice of the Company.

6.1.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

6.1.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 25 days annualy), subject to the minimum vacation days requirements per country of employmentas well as  the local national holidays.

6.1.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 10% of such Executive's annual base salary (excluding with respect to relocation).

7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company and business unit's goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account the Company and the business unit’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	The Board of Directors shall have the discretion to reduce or cancel any cash incentive.

8.	Cash Incentives

8.1.	Variable Cash Incentive Plan

8.1.1.
The cash incentive plan is an incentive cash payments to the Executives that vary based on the Company and business unit’s performance and on their individual performanceand contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a cash incentive plan (the "Cash Plan") which will set forth, for each Executive,  targets which form such Executive's on target Cash payment, (which shall be referred to as the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s Cash Plan payments with actual achievements.

1 In this case such payment shall be added to the Executive's base salary and shall affect the cap specified in section 6 above accordingly.

8.1.4.
The On Target Cash Plan of each Executive shall be calculated based on such Executive’s base salary, and shall not exceed: (i) with respect to the CEO- 6 monthly base salaries; and (ii) with respect to other Executives- 4 monthly base salaries.

8.1.5.
The annual Cash Plan payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed: (i) with respect to the CEO- 9 monthly base salaries; and (ii) with respect to other Executives- 6 monthly base salaries.

8.1.6.
In the event that in a given year the Company's NON GAAP Net Profit shall be less than US$2,000,000, (or a higher amount in the event determined so by the Board in a given year) - no annual Cash Plan payment shall be paid to Executives.

8.1.7.
At least 80% of the targets shall be measurable. Such targets may be with respect to Company, business unit and individual level and may include, among others, one or more of the following, with respect to the Executive:

•	Company's/ business unit's Revenues

•	Company's/ business unit's Operating Income

•	Pre-tax profits above previous fiscal year

•	Company's/ business unit's Bookings

•	Collection

•	Customer satisfaction

•	KPIs

•	EPS

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

A non-substantial portion, of up to 20% of the targets  may be based on  non-measurable criteria. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, evaluation of the Executive by the CEO/Board of Directors, as relevant.

8.1.8.
The targets, as well as their weight and cap, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and business unit’s long term and short term targets. The measurable targets shall include at least two financial target, one of which shall be the Company's NON GAAP Net Profit, weighing at least: (i) up to 50% of the On Target Cash Plan for headquarters Executives (such as CFO, VP Operations , VP HR etc.) and (ii)  up to  40% of the On Target Cash Plan of other Executives (such as, business unit VP etc).

With respect to an Executive managing a business unit - at least 30% of the On Target Cash Plan shall be measurable target based on such Executive's unit and personal targets

8.1.9.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan Adjustment to the Company and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.2.	Change In Control Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control   a cash payment of up to 6 monthly base salaries of such Executive.

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

9.4.
Our equity based components shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.

9.5.	In the event of a change in control, unvested options may be accelerated as determined by the Board of Directors and the governing equity plan.

9.6.
The total yearly Equity Value at the time of grant, shall not exceed: (i) with respect to the CEO, 40 % of his of his annual base salary and (ii) with respect to each of the other Executives 25% of such Executive's annual base salary

9.7.	The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
As a guideline, the notice period for the termination of an Executive shall not exceed three months (or payment in lieu of such notice). In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period (or the payment in lieu such notice) by up to additional 3 months.

10.3.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive shall not exceed the value of a onetime Total Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 50% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of, and the Office Holder shall be required to repay to us any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

12.2.
Our Compensation Committee and Board of Directors shall not be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved;.

III.	Director Remuneration:

Our non-executive directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive (non- controlling) directors shall be entitled to receive an equal cash fee per year and per meeting in accordance with the amounts set forth in the Law.

1.2.	The Chairman of the Board of Directors shall be entitled to receive (i) an annual base salary which shall in no event exceed US$250,000.

1.3.
The On Target Cash Plan of the Chairman of the Board of Directors shall not to exceed two thirds of the Chairman's annual base salary. The annual Cash incentive actually paid to the Chairman of the Board of Directors in a given year shall not exceed 80% the Chairman's annual base salary.

1.4.
Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation

2.1.
Each of the Company’s non-executive (non- controlling) directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed USD 30,000.

2.2.
The Chairman of the Board of Directors shall be entitled to receive equity based compensation which total annual Equity Value at the time of grant, shall not exceed, 40% of his of his annual base salary.

2.3.	The equity based compensation of each of the Company’s non-executive directors shall vest in quarterly installments.

2.4.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors' Compensation:

3.1.
The compensation of our outside directors shall be determined and capped in accordance with the comparative compensation mechanism specified in section 8a- 8b of the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of outside Directors) -2000.

IV.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officer’s liability insurance as shall be approved at the Compensetion Committee, the Board of Directors and our shareholders , all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorize to provide our directors and officers with a liability insurance policy which aggregare coverage of $10,000,000, plus 20% additional coverage for claims-related costs, and the premium shall be up to US$70,000.

3.
Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

V.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

FORM OF PROXY CARD

CAMTEK LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS
OCTOBER 14, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit, Yotam Stern and Roy Porat or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 10:00 a.m., on Monday, October 14, 2013 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, PROVIDED THAT WITH RESPECT TO EACH OF ITEMS 1 TO 4, AN INDICATION IS MADE REGARDING SHAREHOLDER’S PERSONAL INTEREST (SEE BELOW), AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

OCTOBER 14, 2013

Please date, sign and mail your proxy card in the envelope provided as soon as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS No. 1 TO 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. To approve a compensation policy for our Office Holders;	☐	☐	☐
2. To re-approve of the employment and compensation structure of our Active Chairman of the Board of Directors;	☐	☐	☐
3. To approve the grant of cash bonus and equity compensation for our Active Chairman of the Board of Directors, for 2013;	☐	☐	☐
4. To approve the grant of cash bonus and equity compensation for our Chief Executive Officer, for 2013.	☐	☐	☐

With respect to Items 1 to 4, please indicate whether you are a controlling shareholder or have a personal interest (see explanations below):

Item 1:                                Yes ☐ No ☐
Item 2:                                Yes ☐ No ☐
Item 3:                                Yes ☐ No ☐
Item 4:                                Yes ☐ No ☐

If yes, please describe: _________________________________________________________________________________

Votes cast for Items 1 to 4 will not be counted unless “yes” or “no” has been specified for each such item.

PLEASE NOTE: IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN ANY OF ITEMS 1 TO 4 AND THEREFORE YOU PROBABLY NEED TO SPECIFY "NO". HOWEVER, YOU SHOULD SPECIFY "YES" FOR "CONTROLLING SHARHOLDER" IN CASE YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY, AND YOU SHOULD SPECIFY "YES" FOR "PERSONAL INTEREST" IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN CAMTEK, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVING A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS. DO NOT INDICATE "YES" FOR PERSONAL INETEREST JUST BECAUSE YOU OWN CAMTEK SHARES.

To change the address on your account, please check the box at right and indicate your new address in the address space above. ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                                                                       Date

Signature of Shareholder                                                                                        Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.